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                           May 13, 2024

       Joseph Brinkman
       Vice President and Chief Financial Officer
       Chart Industries, Inc.
       220 Airport Industrial Drive
       Suite 100
       Ball Ground, GA 30107

                                                        Re: Chart Industries,
Inc.
                                                            Form 10-K for
Fiscal Year December 31, 2023
                                                            Form 8-K Filed
February 28, 2024
                                                            File No. 001-11442

       Dear Joseph Brinkman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed on February 28, 2024

       Exhibit 99.1
       Reconciliation of Earnings Per Common Share Attributable to Chart Industries, Inc. - Continuing
       Operations..., page 16

   1.                                                   Please address the
following related to your reconciliation on page 16:
                                                            Your non-GAAP
measure, adjusted earnings per common share attributable to Chart
                                                            Industries, Inc. is
reconciled to Income/Loss from Continuing Operations which does not appear to be
the most directly comparable GAAP measure. Revise your
                                                            reconciliation to
begin with Net Income/Loss Attributable to Chart Industries.
                                                            Alternatively, if
the non GAAP measure is intended to relate to continuing
                                                            operations, please
label it as such.
                                                            Tell us why you are
adjusting for the mandatorily redeemable preferred stock
                                                            dividend and
explain how you calculated this adjustment.
                                                            Finally, we note
you have included several adjustments which do not have footnote
 Joseph Brinkman
FirstName  LastNameJoseph Brinkman
Chart Industries, Inc.
Comapany
May        NameChart Industries, Inc.
     13, 2024
May 13,
Page 2 2024 Page 2
FirstName LastName
              disclosure describing the adjustment and how the adjustment was quantified. Explain the adjustments to us and revise future filings to include this disclosure. For adjustments that include multiple elements, explain and quantify each element included in the adjustment. This comment also applies to adjustments on reconciliations included on pages 17-23.
Reconciliation of Net Cash Provided By (Used In) Operating Activities to Free Cash Flow and
Adjusted Free Cash Flow, page 17

2. We note that you provide a reconciliation of free cash flow (non-GAAP) and adjusted free cash flow (non-GAAP). In future filings, please revise your free cash flow and adjusted free cash flow titles to specifically identify whether it relates to continuing operations or discontinued operations.
Reconciliation of Gross Profit to Adjusted Gross Profit..., page 18

3. Please revise future filings to present the most directly comparable measures prior to the non-GAAP measures in accordance with Item 10(e)(1)(i)(A) to prevent undue prominence. In this regard, we note you have not included Gross Margin or Operating
         Margin in the tables included on pages 18-21. Additionally, on page 23 you should disclose Net Income as a percent of sales alongside Adjusted EBITDA as a percent of sales.
4. On pages 22 and 23, your presentation of Chart Industries, continuing operations pro forma appears to be a non-GAAP measure, as such, in future filings, please provide disclosures and presentation to comply with Article 11 of Regulation S-X and Question
         100.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures.
Exhibit 99.2, page 32

5. As it appears you have furnished the supplemental information included in Exhibit 99.2 under Item 2.02 of Form 8-K, please note that Item 10(e)(1)(i) of Regulation S-K applies to all disclosures of non-GAAP measures. In this regard, please also address the following in future filings:
             We note that you have provided non-GAAP measures without disclosure of and reconciliation to the most directly comparable GAAP measure. Revise to comply with Item 10 of Regulation S-K and the Compliance and Disclosure Interpretations
              on Non-GAAP Measures.
             On page 32, your "Fourth Quarter 2023 Net Income & EBITDA Bridge" appears to present a full non-GAAP income statement . Revise to eliminate this presentation so as not to attach undue prominence to this non-GAAP information. Refer to Question 102.10(c) of the Non-GAAP Compliance and Disclosure Interpretations
              for guidance.
             On pages 32 and 35, your presentation of EBITDA includes loss on debt
 Joseph Brinkman
Chart Industries, Inc.
May 13, 2024
Page 3
              extinguishment. We remind you that to the extent your calculation of EBITDA includes any item in addition to what the acronym suggests (e.g., loss on debt extinguishment), you should revise the title of the measure or remove that item from your calculation of EBITDA. Refer to Question 103.01 of the Compliance
              & Disclosures Interpretations on Non-GAAP Financial Measures.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mindy Hooker at 202-551-3732 or Ernest Greene at 202-551-3733 with any questions.



FirstName LastNameJoseph Brinkman                             Sincerely,
Comapany NameChart Industries, Inc.
                                                              Division of
Corporation Finance
May 13, 2024 Page 3                                           Office of
Manufacturing
FirstName LastName